Exhibit 99.7

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2015 and

December 31, 2014

Crystal Financial LLC

(A Delaware Limited Liability)

Index

Years Ended December 31, 2015 and December 31, 2014

Page(s)
Independent Auditor’s Report	1
Consolidated Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Redeemable Ownership Units and Member’s Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6–20

Independent Auditor’s Report

RSM US LLP

To the Board of Directors and Members of

Crystal Financial LLC

Boston, Massachusetts

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Crystal Financial LLC and its subsidiary (the “Company”) which comprise the consolidated balance sheets of as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in redeemable ownership units and member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements, (collectively, financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Boston, Massachusetts

February 12, 2016

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Crystal Financial LLC

Consolidated Balance Sheets

December 31, 2015 and December 31, 2014

	December 31, 2015	December 31, 2014
Assets:
Cash and cash equivalents	$9,220,930	$25,446,274
Restricted cash	11,572,930	2,753,732
Loan interest and fees receivable	7,301,066	6,319,085

Loans	465,127,921	477,151,249
Less: Unearned fee income	(9,273,332)	(8,172,251)
Allowance for loan losses	(23,170,808)	(9,170,878)

Total loans, net	432,683,781	459,808,120
Fixed assets, net	170,678	237,972
Tradename	14,520,000	14,520,000
Goodwill	5,156,542	5,156,542
Investment in Crystal Financial SBIC LP	21,774,015	16,103,011
Loan to Crystal Financial SBIC LP	11,204,000	6,200,000
Other assets	4,683,887	5,707,447

Total assets	$518,287,829	$542,252,183

Liabilities:
Revolving credit facility	$232,921,762	$259,698,167
Accrued expenses	6,324,932	8,331,112
Distributions payable	8,039,711	8,047,266
Other liabilities	1,996,889	1,499,000
Collateral held for borrower obligations	9,946,222	537,063

Total liabilities	259,229,516	278,112,608

Commitments and Contingencies (Note 6)
Redeemable ownership units (Note 2)	$5,270,115	$5,592,396

Member’s equity:
Class A units	273,885,845	273,885,845
Accumulated deficit	(20,097,647)	(15,338,666)

Total member’s equity	253,788,198	258,547,179

Total liabilities, redeemable ownership units and member’s equity	$518,287,829	$542,252,183

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Operations

Years Ended December 31, 2015 and December 31, 2014

	December 31, 2015	December 31, 2014
Net interest income:
Interest income	$58,977,608	$54,158,996
Interest expense	9,489,086	7,252,309

Net interest income	49,488,522	46,906,687
Provision for loan losses	13,998,561	7,057,151

Net interest income after provision for loan losses	35,489,961	39,849,536

Noninterest income:
Interest in earnings of equity method investee	3,564,720	1,967,818

Total noninterest income	3,564,720	1,967,818

Operating expenses:
Compensation and benefits	7,646,105	10,265,045
Occupancy and equipment	796,277	756,061
General and administrative expenses	3,018,731	3,271,290

Total operating expenses	11,461,113	14,292,396

Realized loss from foreign currency transactions, net	(1,427,669)	(1,500,484)
Realized gain from hedging, net	4,597,556	677,066
Unrealized loss from foreign currency translations, net	(1,787,000)	(358,993)
Unrealized gain (loss) from hedging, net	(1,614,354)	854,397

Net income	$27,362,101	$27,196,944

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Changes in Redeemable Ownership Units and Member’s Equity

Years Ended December 31, 2015 and December 31, 2014

	Redeemable Ownership Units	Member’s Equity			Total Redeemable Ownership Units and Member’s Equity
		Class A Units	Accumulated Deficit	Total Member’s Equity
Balance, December 31, 2013	$5,484,097	273,885,845	(11,053,158)	262,832,687	268,316,784
Distributions	—	—	(31,374,153)	(31,374,153)	(31,374,153)
Net income	—	—	27,196,944	27,196,944	27,196,944
Adjustment of redeemable ownership units to redemption value	108,299	—	(108,299)	(108,299)	—

Balance, December 31, 2014	$5,592,396	$273,885,845	$(15,338,666)	$258,547,179	$264,139,575
Distributions	—	—	(32,158,845)	(32,158,845)	(32,158,845)
Net income	—	—	27,362,101	27,362,101	27,362,101
Redemption of redeemable ownership units	(284,518)	—	—	—	(284,518)
Adjustment of redeemable ownership units to redemption value	(37,763)	—	37,763	37,763	—

Balance, December 31, 2015	$5,270,115	$273,885,845	$(20,097,647)	$253,788,198	$259,058,313

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2015 and December 31, 2014

	December 31, 2015	December 31, 2014
Cash flows from operating activities:
Net income	$27,362,101	$27,196,944
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	13,998,561	7,057,151
Accretion of purchase price discount	(793,304)	(844,184)
Amortization of deferred financing costs	153,599	61,617
Depreciation and amortization	134,353	84,906
Paid-in-kind interest and fee income	(341,475)	(528,251)
Interest in earnings of equity method investee	(3,564,720)	(1,967,818)
Unrealized loss on foreign currency transactions	1,787,000	358,993
Unrealized (gain) loss on hedging transactions	1,614,354	(854,397)
Proceeds received at settlement of hedge contracts	4,597,556	591,141
Payments made at settlement of hedge contracts	—	(657,809)
Net change in loan interest and fees receivable	(1,023,706)	(616,169)
Net change in other assets	(1,224,116)	(1,555,854)
Net change in unearned fees	(537,035)	(1,519,760)
Net change in accrued expenses	(2,006,180)	220,080
Net change in other liabilities	408,819	1,059,587

Net cash provided by operating activities	40,565,807	28,086,177

Cash flows from investing activities:
Purchases of fixed assets	(47,798)	(120,263)
Investment in term loans	(215,683,698)	(262,402,770)
Repayment of term loans	229,242,124	232,842,151
Lending on revolving lines of credit, net	(4,588,614)	(1,129,451)
Net change in restricted cash	(8,821,873)	13,323,298
Lending on loan to Crystal Financial SBIC LP, net	(5,004,000)	(6,200,000)
Investment in Crystal Financial SBIC LP	(3,295,283)	(6,687,448)
Distributions received from Crystal Financial SBIC LP	1,188,999	—
Net change in collateral held for borrower obligations	9,409,159	(11,872,603)

Net cash provided by (used in) investing activities	2,399,016	(42,247,086)

Cash flows from financing activities:
Net proceeds (paydowns) from borrowings on revolving credit facility	(24,253,795)	61,209,388
Distributions to members	(32,166,400)	(31,476,018)
Redemption of redeemable ownership units	(284,518)	—
Payment of debt issue costs	(2,480,739)	(125,426)
Payment of capital lease obligations	(4,715)	(5,013)

Net cash provided by (used in) financing activities	(59,190,167)	29,602,931

Net change in cash and cash equivalents	(16,225,344)	15,442,022
Cash and cash equivalents at beginning of year	25,446,274	10,004,252

Cash and cash equivalents at end of year	$9,220,930	$25,446,274

Supplemental disclosure of cash flow information:
Cash paid for interest	$9,113,376	$7,012,923

Cash paid for taxes	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

1.    Organization

Crystal Financial LLC (“Crystal Financial” or the “Company”), along with its wholly owned subsidiary, Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 18, 2010.

The outstanding ownership units of Crystal Financial are held by two separate entities, Crystal Capital Financial Holdings LLC (“Crystal Financial Holdings”) and Crystal Management LP. Crystal Financial Holdings is a single-member LLC with Solar Capital Ltd. (“Solar”) having sole ownership of the entity. Crystal Management LP is owned by various employees of Crystal Financial. As of December 31, 2015, Crystal Financial Holdings owns approximately 98.3% of the outstanding ownership interest in Crystal Financial and Crystal Management LP owns the remaining 1.7%.

The Company is based in Boston, Massachusetts with offices and employees in Atlanta, Georgia and Los Angeles, California.

2.    Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Crystal Financial and its wholly-owned subsidiary Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates most susceptible to change include the allowance for loan losses, the valuation of intangible assets as determined during impairment testing and the fair value of the Company’s derivative instruments. Actual results could differ materially from those estimates.

Reclassification

Certain prior period amounts may have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2015 or December 31,

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

2014. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage. The Company has not experienced any losses on such accounts.

Restricted Cash

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit, some of which may be issued by the Company on behalf of certain borrowers.

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for loan losses in the Company’s consolidated balance sheets.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are nonaccruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Interest on loans classified as nonaccrual is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. At December 31, 2015 and December 31, 2014, there are no past due interest or principal payments.

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio at year end. Internal credit ratings assigned to the loans are periodically evaluated and adjusted to reflect the current credit risk of the loan. In accordance with applicable guidance, for loans not deemed to be impaired, management assigns a general loan allowance based on the borrower’s overall risk rating. All loans in the Company’s portfolio are individually evaluated when determining the overall risk rating. The risk ratings are derived upon consideration of a number of factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors of the facility that are considered include collateral coverage and the facility’s position within the overall capital structure. Upon consideration of each of the aforementioned factors, among others, the Company assigns each loan a borrower risk rating and a facility risk rating, which are then collectively used in developing the overall risk rating. The overall risk rating corresponds with an applicable reserve percentage which is applied to the face value of the loan in order to determine the Company’s allowance for loan losses. In establishing the applicable reserve percentages, the Company considers various factors including historical industry loss experience, the credit profile of the Company’s borrowers as well as economic trends and conditions.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

Specific allowances for loan losses are applied to impaired loans and are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

During 2015, management considered one loan, with principal outstanding of $23,818,056, to be impaired and accordingly placed the loan on nonaccrual. A specific reserve of $14,277,597 was recorded to write down the loan to the estimated net liquidation value of the collateral securing the loan. Since placing the loan on nonaccrual, the borrower has continued to pay contractual interest and fees when due. Despite this, no interest income has been recognized since placing the loan on nonaccrual. The Company has applied all interest and fees received from the borrower since placing the loan on nonaccrual, against the outstanding principal balance of the loan. Accordingly, $1,181,944 of interest and fees collected have been applied against the outstanding loan balance. Since becoming impaired in 2015, the Company’s average recorded investment in the impaired loan totaled $24,332,500. At December 31, 2014, the Company did not have any other loans in its portfolio that were considered to be impaired nor did it have any other loans on nonaccrual status.

During 2014, the Company applied a specific allowance against a loan that was placed on nonaccrual and considered to be impaired. Upon substantial completion of the liquidation of the Company, the specific allowance was charged off against the loan, thereby reducing the Company’s carrying value of the loan. The balance of the receivable that was not charged off, totaling $2,143,400 at December 31, 2014, was reclassified from loans receivable to other assets on the accompanying consolidated balance sheets. An incremental expense of $177,400 was recorded during 2015 to adjust this receivable balance to the revised amount estimated to be collected. In addition, incremental cash receipts received throughout 2015 were applied against the balance of the receivable. At December 31, 2015, the receivable balance totals $1,075,375 and is recorded as a component of other assets on the accompanying consolidated balance sheets. The amount recorded represents the expected net liquidation value of the Company’s remaining collateral.

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, a specific reserve analysis is required. At December 31, 2015, one loan, with principal outstanding of $23,818,056, was classified as Criticized. No loans were classified as Criticized at December 31, 2014.

The Company also maintains an allowance on unfunded revolver and delayed draw term loan commitments. At December 31, 2015 and December 31, 2014, an allowance of $385,097 and $386,466, respectively, was recorded relating to these commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheets with changes recorded in the provision for loan losses on the Company’s consolidated statements of operations. The methodology for determining the allowance for unfunded revolver and delayed draw term loan commitments is consistent with the methodology used for determining the allowance for loan losses, with the exception that only 40% of the applicable reserve percentage is applied against the unfunded commitments.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

The summary of changes in the allowance for loan losses relating to funded commitments for the years ended December 31, 2015 and December 31, 2014 is as follows:

	Year Ended December 31, 2015
	Revolvers	Term Loans	Total
Balance, beginning of period	$243,247	$8,927,631	$9,170,878
Provision for loan losses- general	268,401	(546,068)	(277,667)
Provision for loan losses- specific	—	14,277,597	14,277,597
Charge- offs, net of recoveries	—	—	—

Balance, end of period	$511,648	$22,659,160	$23,170,808

Balance, end of period- general	$511,648	$8,381,563	$8,893,211

Balance, end of period- specific	$—	$14,277,597	$14,277,597

Loans
Loans collectively evaluated with general allowance	$14,807,249	$426,502,616	$441,309,865
Loans individually evaluated with specific allowance	—	23,818,056	23,818,056

Total loans	$14,807,249	$450,320,672	$465,127,921

	Year Ended December 31, 2014
	Revolvers	Term Loans	Total
Balance, beginning of period	$298,922	$7,757,495	$8,056,417
Provision for loan losses- general	5,876,611	1,170,136	7,046,747
Provision for loan losses- specific	—	—	—
Charge- offs, net of recoveries	(5,932,286)	—	(5,932,286)

Balance, end of period	$243,247	$8,927,631	$9,170,878

Balance, end of period- general	$243,247	$8,927,631	$9,170,878

Balance, end of period- specific	$—	$—	$—

Loans
Loans collectively evaluated with general allowance	$10,198,355	$466,952,894	$477,151,249
Loans individually evaluated with specific allowance	—	—	—

Total loans	$10,198,355	$466,952,894	$477,151,249

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (Note 3). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net deferred financing fees totaled $2,667,909 and $244,096 at December 31, 2015 and December 31, 2014 and are included as a component of other assets on the accompanying consolidated balance sheets.

Tradename Intangible Asset

The Company was acquired by the current unit-holders on December 28, 2012 (the “Acquisition Date”). On the Acquisition Date, identified intangible assets included $14,520,000 related to the Crystal Financial

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

tradename. The tradename has an indefinite life and therefore is not amortized. The Company reviews its intangible assets for impairment on an annual basis, at the end of the third quarter, or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. When considering whether or not the tradename is impaired, the Company utilizes both qualitative and quantitative factors. The qualitative assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the intangible asset is impaired. If the qualitative assessment indicates that it is more likely than not that the intangible asset is impaired, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment is performed, in which the Company is required to perform a recoverability test. An intangible asset is considered impaired if the carrying value of the asset exceeds the sum of the future undiscounted cash flows generated by the asset. The impairment is then measured as the excess of the carrying value of the asset over the undiscounted future cash flows. This method incorporates various estimates and judgments. As of December 31, 2015 and December 31, 2014, the Company has not recorded any impairment against its tradename intangible asset.

Goodwill

In connection with the acquisition, the Company recorded goodwill equal to the excess of the purchase price over the fair value of assets acquired and liabilities assumed. Goodwill recognized on the Acquisition Date totaled $5,156,542. The Company assesses the realizability of goodwill annually at the end of the third quarter, or more frequently if events or circumstances indicate that impairment may exist.

The Company assesses whether goodwill impairment exists using both qualitative and quantitative assessments. The qualitative assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the fair value of the reporting unit, which has been determined to be the Company as a whole, is less than its carrying amount. If the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment, or two-step impairment test, is performed.

As part of the step one testing for goodwill impairment, the fair value of the reporting unit is estimated by applying weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company.

Step two of the goodwill impairment test, used to measure the amount of impairment loss, if any, compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess.

For the years ended December 31, 2015 and December 31, 2014, the step one testing for goodwill impairment indicated that the fair value of the reporting unit exceeded its carrying value. As such, no impairment was recorded.

Interest Income

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. In accordance with the Company’s policy, accrued interest is evaluated periodically for collectability. The

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

Company stops accruing interest on loans when it is determined that all amounts contractually owed to the Company are unlikely to be collected. The Company has stopped accruing interest on one loan in its portfolio at December 31, 2015. All other accrued interest recognized is deemed to be collectible at December 31, 2015 and December 31, 2014.

Fee Income Recognition

When assessing the fair value of the assets acquired as of the Acquisition Date, the fair value of the Company’s loan portfolio was determined to be at a slight discount to face value. This discount is accreted into income and is added to the value of the respective loan over the contractual life of the loan using the effective interest method. Income related to the accretion of the discount totaled $396,126 in 2015 and $825,737 in 2014 and is included as a component of interest income on the consolidated statements of operations.

Nonrefundable loan fees and costs associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheets. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded in interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Unused line fees are recorded in interest income when received. Unamortized fees totaling $9,273,332 and $8,172,251 are recorded as a component of unearned fee income on the accompanying consolidated balance sheets at December 31, 2015 and December 31, 2014, respectively.

Property and Equipment

Property and equipment includes furniture and fixtures, computer equipment and software, which are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s estimated useful life

The cost basis of the Company’s property and equipment as well as the accumulated depreciation at December 31, 2015 and December 31, 2014 is as follows:

	December 31,
	2015	2014
Capital leases	$21,989	$13,675
Furniture and fixtures	26,954	26,954
Computer equipment	156,345	156,345
Computer software	41,400	63,966
Leasehold improvements	133,955	133,955

	$380,643	$394,895
Less: Accumulated depreciation	(209,965)	(156,923)

	$170,678	$237,972

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

Depreciation expense of $115,092 and $84,906 was recognized during the years ended December 31, 2015 and December 31, 2014 and is included as a component of occupancy and equipment expenses on the accompanying consolidated statements of operations.

Redeemable Ownership Units

Certain of the Company’s ownership units contain put options which are not legally detachable or separately exercisable. As the exercise of these options is not entirely within the control of the Company, the units are recorded as redeemable ownership units within temporary equity, in the accompanying consolidated financial statements.

These units are recorded at the greater of their carrying value or their redemption value, which is determined as the fair value of the units, as defined in the Crystal Financial Operating Agreement, as of the balance sheet dates. Changes in the redemption value of these units are recorded as a component of redeemable ownership units, with the offset recorded to retained earnings, in the accompanying consolidated financial statements. During 2015, holders redeemed 263 units at a value of $284,518.

Foreign Currency

The functional currency of the Company is the US Dollar. At December 31, 2015, the Company had two loans denominated in foreign currencies in its portfolio. At December 31, 2014, the Company had three loans denominated in foreign currencies in its portfolio. During 2014, the Company began to borrow foreign currency denominated funds under its revolving line of credit (Note 3). Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded unrealized losses on foreign currency translations of $1,787,000 and $358,993 and realized losses of $1,427,669 and $1,500,484 during the years ended December 31, 2015 and December 31, 2014, respectively.

Derivative Instruments and Hedging Activities

The Company records the fair value of its derivative instruments in the accompanying consolidated balance sheets at their fair values (Note 7). The Company’s policy is to not designate the hedge transactions that it enters into as effective hedges. As such, changes in the fair value of the instruments are recorded as a component of earnings in the consolidated statements of operations.

At both December 31, 2015 and December 31, 2014, the Company is party to one derivative instrument, a forward contract, which was entered into to hedge the risk of foreign exchange fluctuations on one of the foreign currency denominated loans in its portfolio. The forward contract hedges the principal to be exchanged at maturity of the loan. The counterparty for the Company’s derivative instrument is Deutsche Bank AG.

The Company accounts for derivative transactions until the contract expires or is terminated. At expiration or termination, the gain or loss on the transaction is recorded as a component of realized gain or loss from hedging. During the year ended December 31, 2015 two contracts expired and were subsequently renewed. Net realized gains recorded on hedging transactions totaled $4,597,556 and $677,066 during 2015 and 2014, respectively.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

The following table details the derivative instruments outstanding at December 31, 2015 and December 31, 2014:

December 31, 2015:

Contract	Notional Amount	Contract Term	Balance Sheet Location	Fair Value	Change in Unrealized Gain (Loss)
Assets:
Forward contract	CAD 22,500,000	September 28, 2015- September 28, 2016	Other assets	566,476	566,476

December 31, 2014:

Contract	Notional Amount	Contract Term	Balance Sheet Location	Fair Value	Change in Unrealized Gain (Loss)
Assets:
Forward contract	CAD 22,500,000	June 19, 2013- March 31, 2015	Other assets	2,180,830	1,600,127

Distributions

Distributions to members are recorded as of the date of declaration and are approved by the Company’s Board of Managers. Distributions totaling $8,039,711 and $8,047,266 had been declared by the Company at December 31, 2015 and December 31, 2014, respectively, but were not paid until subsequent to year end.

Income Taxes

The members of Crystal Financial are individually liable for the taxes, if any, on their share of Crystal Financial’s income and expenses.

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Codification 740-10 (“ASC 740-10”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Accounting Standard Codification 740. ASC 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will sustain upon examination, based solely on the technical merits of the tax position. As of December 31, 2015 and December 31, 2014, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740-10.

The Company files U.S. federal and state income tax returns. As of December 31, 2015, all of the Company’s returns, beginning with the initial return filed by the Company for the period ending December 31, 2012, are subject to examination by the Internal Revenue Service and state tax authorities.

Recent Accounting Pronouncements

In February 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This standard modifies existing consolidation guidance for reporting companies that are required to evaluate whether they should consolidate certain legal entities. ASU

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

2015-02 is effective for fiscal years beginning after December 15, 2016 for non-public entities, and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest- Imputation of Interest (Subtopic 835-30: Simplifying the Presentation of Debt Issuance Costs. This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with debt discounts. This ASU will be effective for the Company for fiscal years beginning after December 15, 2015.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016- 01 will be effective for the Company for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

3.    Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) with Deutsche Bank AG (the “Lender”) in the form of a revolving credit facility. In 2013, the Lender assigned a portion of its commitment to Citibank, N.A. (together with Deutsche Bank AG, the “Lenders”).

The commitment on the Company’s credit facility was increased from $300,000,000 to $350,000,000 during 2015. The facility commitment may be further increased to an amount up to $450,000,000, subject to lender approval and other customary conditions. In 2014, the Company obtained the ability to borrow funds denominated in certain foreign currencies under the facility. At December 31, 2015 and December 31, 2014, the maximum amount available to be borrowed in foreign denominated currencies is the USD equivalent of $70,000,000 and $60,000,000, respectively. During 2015 and 2014, the Company incurred fees and expenses totaling $2,578,155 and $125,426 in connection with certain amendments to the credit facility.

At December 31, 2015, the amount available to be borrowed under the facility is the lesser of (a) $350,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the amended Credit Agreement. Borrowings on the facility bear interest at a rate of 3.15% plus the Lenders’ cost of funds, as defined in the Credit Agreement. The Company also pays an undrawn fee on unfunded commitments and an administrative agent fee. At December 31, 2015 and December 31, 2014, the USD equivalent of all borrowings outstanding under the facility totaled $232,921,762 and $259,698,167, respectively.

Remaining capacity under the facility at December 31, 2015, subject to borrowing base constraints, totals $117,078,238. The facility terminates on the earlier of June 17, 2020 or upon the occurrence of a Facility Termination Event, as defined in the amended Credit Agreement.

Commencing on March 15, 2019 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding.

The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. At December 31, 2015 and December 31, 2014, the amount of cash and the face value of loans pledged as collateral were $5,469,042 and $449,283,172 and $20,241,138 and $467,733,697, respectively. Under the facility, the Company has made certain customary representations and warranties, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company was in compliance with all covenants at December 31, 2015 and December 31, 2014.

Operating and Capital Leases

The Company leases office space and equipment under various operating and capital lease agreements. Future minimum lease commitments under these leases are as follows:

	Operating Leases	Capital Leases
2016	$732,310	$6,000
2017	431,375	6,000
2018	—	6,000
2019	—	2,500
2020	—	—
Thereafter	—	—

	$1,163,685	20,500

Less: Amount representing interest		1,172

Present value of minimum capital lease payments Including current maturities of $ 5,427		$19,328

4.    Related Party Activity

Investment in Crystal Financial SBIC LP

On March 15, 2013, Crystal Financial committed $50,750,000 of capital to Crystal Financial SBIC LP (the “Fund”) in exchange for a 65.91% limited partner interest. Crystal Financial SBIC LP was established to operate as a small business investment company under the Small Business Investment Company (“SBIC”) Act. Some of the managing members of the Fund’s general partner, Crystal SBIC GP LLC (the “General Partner”), are also members of Crystal Financial’s management team and hold ownership interests in Crystal Financial LLC through their investments in Crystal Management LP. Crystal Financial and the General Partner have entered into a Services Agreement whereby Crystal Financial provides certain administrative services to the General Partner in exchange for a waiver of the quarterly management fee owed by the Fund’s limited partners to the General Partner. Crystal Financial has also entered into a Loan Agreement with the Fund in order to meet short term capital needs. At December 31, 2015 and December 31, 2014, $11,204,000 and $6,200,000 remains outstanding on the Loan Agreement, respectively. Amounts outstanding on the Loan Agreement accrue interest at prime plus .50%, unless such amount is less than 4.0%, in which case interest accrues at Libor plus 4.00%, up to a maximum of 5.00%. Interest income earned on this facility by Crystal Financial totaled $38,801 and $81,130 during 2015 and 2014, respectively. The Loan Agreement expires on June 18, 2016 and may be extended or renewed at the sole discretion of the Company.

The Company accounts for its limited partner interest in the Fund as an equity method investment in the accompanying consolidated financial statements. Crystal Financial contributed $3,295,283 to the Fund during

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

2015 and $6,687,448 to the Fund during 2014. During 2015, Crystal Financial received a cash distribution from the Fund totaling $1,188,999. In accordance with the equity method of accounting, the Company was allocated net income from the Fund totaling $3,564,720 and $1,967,818 for the years ended December 31, 2015 and December 31, 2014, respectively. These amounts represent the Company’s allocation of the Fund’s net income in accordance with the Fund’s Limited Partnership Agreement. Crystal Financial’s investment in the Fund is recorded as Investment in Crystal Financial SBIC LP in the accompanying consolidated balance sheets and its share of earnings and losses are recorded as Interest in earnings of equity method investee on the consolidated statements of operations.

Crystal Management LP

Crystal Management LP was formed on December 9, 2013 under the laws of the state of Delaware. In accordance with the executed Limited Partnership Agreement, dated December 31, 2013, the primary purpose of Crystal Management LP is to maintain the ownership interests of Crystal Financial employees. Through Crystal Management LP, these ownership interests are invested in the Company. Crystal Financial is the general partner of Crystal Management LP. Despite being the general partner, Crystal Financial holds no economic interest in Crystal Management LP.

5.    Member’s Capital

Crystal Financial has issued limited liability company interests, referred to as units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. Units purchased on the Acquisition Date were purchased at a fair value of $1,000 per unit. There were 279,863 units outstanding at December 31, 2015 and 280,126 units outstanding at December 31, 2014. Solar, through its investment in Crystal Financial Holdings, owns 275,000 units at both December 31, 2015 and December 31, 2014 and Crystal Financial employees, through their investment in Crystal Management LP, own the remaining units.

The individual employee’s ownership units contain put options which, upon exercise, require Crystal Financial to repurchase the outstanding units at their fair value, as defined in Crystal Financial’s Operating Agreement, on the date of exercise. Holders redeemed 263 units during the year ended December 31, 2015. As defined, the redemption value of the redeemable units, which also equals the fair value, as defined, totaled $5,270,115 and $5,592,396 at December 31, 2015 and December 31, 2014, respectively.

6.    Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unfunded revolver and delayed draw term loan commitments to certain borrowers. Aggregate unfunded commitments under these agreements at December 31, 2015 and December 31, 2014 total $46,945,837 and $46,290,272. The revolving credit agreements and delayed draw term loans have fixed expiration dates. The revolving credit agreements typically require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the time of a respective draw.

Effective January 1, 2013, certain employees of Crystal Financial, including members of management, entered into a long term incentive plan agreement (the “LTIP Agreement”). In accordance with the terms of the

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

LTIP Agreement, a bonus pool is calculated each calendar year, beginning with the amount calculated in 2014 with respect to results for the year ended December 31, 2013, and is based upon the achievement of certain operating results during the year. The bonus pool calculated and earned for each calendar year will be paid out two years after the year in which the bonus pool is calculated and earned. Accordingly, amounts relating to the year ended December 31, 2013 will be paid out in 2016. The calculated bonus pool is subject to a look-back calculation which could cause the amount that is ultimately paid out to be less than the amount originally calculated. Fifty percent of the bonus pool paid will be payable in cash, with the remainder to be paid in fully-vested ownership units. The number of units to be granted will be determined based upon the fair value of the units, as defined in Crystal Financial’s Operating Agreement, on the date the units are issued. Amounts recorded pursuant to the LTIP Agreement during the years ended December 31, 2015 and December 31, 2014 are included as a component of accrued expenses on the accompanying consolidated balance sheets and as a component of compensation and benefits expense on the accompanying consolidated statements of operations.

7.    Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables present recorded amounts of financial assets measured at fair value on a recurring basis as of December 31, 2015 and December 31, 2014. There were no financial liabilities at either December 31, 2015 or December 31, 2014.

December 31, 2015:

	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value in Consolidated Balance Sheet
Assets:
Forward contract	$—	$—	$566,476	$566,476

Total assets recorded at fair value on a recurring basis	$—	$—	$566,476	$566,476

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

December 31, 2014:

	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value in Consolidated Balance Sheet
Assets:
Forward contract	$—	$—	$2,180,830	$2,180,830

Total assets recorded at fair value on a recurring basis	$—	$—	$2,180,830	$2,180,830

The fair values of the Company’s derivative contracts are obtained from a third party and are subject to review and oversight by management. They were determined using widely accepted valuation techniques including discounted cash flow analysis based on the contractual terms of the derivatives, such as the period to maturity of each instrument. They use observable and unobservable market based inputs, including interest rate curves and implied volatilities. In addition, the Company considered both its own and its counterparty’s risk of nonperformance in determining the fair value of its derivative financial instruments by estimating the current and potential future exposure under the derivative financial instruments that both the Company and the counterparty were at risk for as of the valuation date. The credit risk of the Company and its counterparty was factored into the calculation of the estimated fair value of the derivative contracts.

The following tables present a summary of significant unobservable inputs and valuation techniques of the Company’s Level 3 fair value measurements at December 31, 2015 and December 31, 2014.

December 31, 2015

	Fair Value	Valuation Techniques	Unobservable Input	Range
Financial assets:
Forward contracts	566,476	Valuation model	Crystal Financial’s cost of debt	6.25%-7. 13%

	$566,476

December 31, 2014

	Fair Value	Valuation Techniques	Unobservable Input	Range
Financial assets:
Forward contracts	2,180,830	Valuation model	Crystal Financial’s cost of debt	6.11%-7. 50%

	$2,180,830

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

The table below illustrates the change in balance sheet amounts during the years ended December 31, 2015 and December 31, 2014 for financial instruments measured on a recurring basis and classified by the Company as level 3 in the valuation hierarchy. When a determination is made to classify a financial instrument as level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components. Significant unobservable inputs used in the valuation of the Company’s derivative contracts include the Company’s credit valuation adjustment as well as various pricing assumptions.

	Cross-currency swaps	Forward contracts
Fair value, December 31, 2013	$1,996	$580,703
Total gains or losses included in earnings:
Net realized gain (loss)	843,017	(165,951)
Net change in unrealized gain (loss)	(745,730)	1,600,127
Net proceeds (received) paid at settlement	(99,283)	165,951
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Fair value, December 31, 2014	$—	$2,180,830
Total gains or losses included in earnings:
Net realized gain (loss)	—	4,597,556
Net change in unrealized gain (loss)	—	(1,614,354)
Net proceeds (received) paid at settlement	—	(4,597,556)
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Fair value, December 31, 2015	$—	$566,476

The Company’s financial instruments consist of cash, restricted cash, interest receivable, loans receivable, its investment in Crystal Financial SBIC LP, derivative instruments, collateral held for borrower obligations and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash, interest receivable, and collateral held for borrower obligations, the carrying value approximates fair value.

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs and unamortized purchase discounts. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology, that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

If the Company elected the fair value option, the estimated fair value of the Company’s revolving credit facility at December 31, 2015 and December 31, 2014 would approximate the carrying value. The fair value is estimated based on consideration of current market interest rates for similar debt instruments. The following table presents the carrying amounts, estimated fair values, and placement in the fair value hierarchy of the Company’s long-term financial instruments, at December 31, 2015 and December 31, 2014. The table excludes financing instruments for which the carrying amount approximates fair value.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2015 and December 31, 2014

December 31, 2015

	Carrying Amount	Estimated Fair Value	Fair Value Measurements
			Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$465,127,921	$451,000,000	$—	$—	$451,000,000
Financial liabilities:
Revolving credit facility	232,921,762	232,921,762	—	—	232,921,762

December 31, 2014

	Carrying Amount	Estimated Fair Value	Fair Value Measurements
			Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$477,151,249	$477,200,000	$—	$—	$477,200,000
Financial liabilities:
Revolving credit facility	259,698,168	259,698,168	—	—	259,698,168

8.    Subsequent Events

The Company has evaluated subsequent events through February 12, 2016, the date which the financial statements were available to be issued. No material subsequent events have occurred through this date.